NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders (the "Cannex Shareholders") of common shares (the "Cannex Common Shares") in the capital of Cannex Capital Holdings Inc. ("Cannex"), Class A convertible restricted voting shares (the "Cannex Class A Shares" and together with the Cannex Common Shares, the "Cannex Shares") in the capital of Cannex, and the holders (the "Cannex Noteholders" and together with the Cannex Shareholders, the "Cannex Securityholders") of senior secured convertible notes (the "Cannex Notes" and together with the Cannex Shares, the "Cannex Securities") of Cannex will be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, B.C., V6E 4N7, on April 18, 2019 commencing at 8:00am (Vancouver time) for the following purposes:

1.

to consider pursuant and, if thought advisable, to pass, with or without variation, a special resolution (the "Cannex Component of the Business Combination Resolution"), the full text of which is set forth in Appendix B to the accompanying Management Information Circular (the "Circular"), to approve the Cannex Component of the Business Combination (as defined herein) in accordance with the Interim Order made pursuant to Section 291 of the BCBCA that entails the approval of the Business Combination, the Plan of Arrangement, the Cannex Share Exchange, the Cannex Warrant Exchange, the Cannex Note Exchange, the Cannex Option Exchange, the Cannex Windup and the CCGI Windup;

2.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix H to the Circular, to approve the equity incentive plans for the Resulting Issuer (the "Resulting Issuer Equity Incentive Plans"); and

3.	to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Business Combination Agreement and the Plan of Arrangement and is deemed to form part of this Notice of Meeting.

The record date for the determination of Cannex Securityholders entitled to receive notice of and to vote at the Meeting is March 19, 2019 (the "Record Date"). Only Cannex Securityholders whose names have been entered in the register of Cannex Securityholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Cannex Securityholders are entitled to vote at the Meeting either in person or by proxy. Registered Cannex Securityholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular. In order to be valid for use at the Meeting, proxies must be received by April 16, 2019 at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you are a non-registered Cannex Securityholder, please refer to the section in the Circular entitled "General Proxy Information – Voting Options – Voting for Non-Registered Holders" for information on how to vote your Cannex Securities. If you are a non-registered Cannex Securityholder and you do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Registered Cannex Shareholders have the right to dissent with respect to the Cannex Component of the Business Combination Resolution in accordance with Section 238 of the BCBCA, as modified by Article 4 of the Plan of Arrangement and the Interim Order. A Cannex Shareholder’s right to dissent is more particularly described in the Circular and the text of Section 238 of the BCBCA is set forth in Appendix G. Please refer to the Circular under the heading "Dissent Rights of Cannex Shareholders" for a description of the rights to dissent in respect of the Business Combination.

Failure to strictly comply with the requirements set forth in Part 8 - Division 2 of the BCBCA, Article 4 of the Plan of Arrangement and the Interim Order with respect to the Business Combination, may result in the loss of any right to dissent. Persons who are beneficial owners of Cannex Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Cannex Shares are entitled to dissent. Accordingly, a beneficial owner of Cannex Shares desiring to exercise the right to dissent must make arrangements for the Cannex Shares or beneficially owned by such holder to be registered in such holder’s name prior to the time the written notice of dissent to the Cannex Component of the Business Combination Resolution is required to be received by Cannex or, alternatively, make arrangements for the registered holder of such Cannex Shares to dissent on behalf of the holder.

DATED at Vancouver, British Columbia this 19th day of March, 2019.

BY ORDER OF THE BOARD OF DIRECTORS
OF CANNEX CAPITAL HOLDINGS INC.

(signed) Anthony Dutton

Anthony Dutton
Director, President and CEO